SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       The Securities Exchange Act of 1934



For the Collection Period ending September 30, 2000

        Securitisation Advisory Services Pty Limited, as manager of the
                         Series 2000-1G Medallion Trust
                (Translation of registrant's name into English)

                      Level 8, 48 Martin Place, Sydney, NSW
                           2000 Australia (Address of
                          principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F ___X___ Form 40-F___ ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __ X ____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____________________


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Other Events

On October 12, 2000, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Manager for the Series 2000-1G Medallion Trust, by the undersigned, thereunto duly authorised.


                              Securitisation Advisory Services Pty Limited,
                              As Manager for the Series 2000-1G Medallion Trust,
                              --------------------------------------------------
                              (Registrant)



Dated: 26th October   2000    By:

                              Name: Leanne Leong

                              Title: Authorised Officer


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Exhibit Index

Exhibit             Description
-------             -----------

99.1                The  Quarterly  Servicing  Report for the  Distribution
                    Date on October 12, 2000.